UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 20, 2006

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

November 20, 2006

To whom it may concern:
	Company Name:	Mizuho Financial Group, Inc.
	Represtentative:	Terunobu Maeda President & CEO
	Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo, Japan
	Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)
	Ticker Symbol:	MFG(NYSE)

Revision of Dividend Forecast for the Fiscal Year Ending March 2007

Mizuho Financial Group, Inc. (MHFG) hereby announces that its Board of Directors has resolved today to revise its annual (fiscal year-end) dividend forecast per share of common stock for the fiscal year ending March 2007 as mentioned below.

1.	Reasons for the Revision: We have revised the dividend forecast upward based on current profit performance and other factors.

2.	Details of the Revision:

	Previous Forecast *	Revised Forecast	(Reference) Dividends paid for the fiscal year ending March 2006
Annual (fiscal year-end) dividends per share of common stock	4,000 yen	7,000 yen	4,000 yen

*	Announced on May 22, 2006

Please direct any inquiries to: Mizuho Financial Group, Inc. Corporate Communications Public Relations Office Tel: 81-3-5224-2026

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements do not represent any guarantee by management of future dividend distributions. These statements reflect our current dividend policy and current views with respect to future events and are subject to risks, uncertainties and assumptions. We may decide to alter the amount of annual dividends for various reasons, including as a result of a change in our dividend policy based on, among other things, changes in our current or prospective financial performance. Such changes in our current or prospective financial performance could occur as a result of a wide range of possible reasons, including those described in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F on file with the U.S. Securities and Exchange Commission (“SEC”) , which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.